Ex. 3.1

Bylaw Amendment

AMENDMENT NO. 3

TO

AMENDED AND RESTATED BYLAWS

EVANS & SUTHERLAND COMPUTER CORPORATION

a Utah corporation

The undersigned, being the duly elected and acting Secretary of Evans & Sutherland Computer Corporation, a Utah corporation (the “Corporation”), does hereby certify that:

1.The Board of Directors of the Corporation, at a duly convened meeting of the Board of Directors of the Corporation, approved and adopted the following amendment to the Amended and Restated Bylaws of the Corporation effective as of February 9, 2020:

Article VII of the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation is hereby amended to add new Section 7.05 as follows:

Section 7.05 Opt Out of Control Shares Acquisitions Act.  As permitted by Section 61-6-6 of the Utah Code Annotated, the provisions of the Utah Control Shares Acquisitions Act, Utah Code Annotated Section 61-6-1 et seq., shall not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code Annotated) of shares of the Corporation pursuant to the terms and conditions of (i) that certain Agreement and Plan of Merger, dated as of February 9, 2020 (the “Merger Agreement”), by and among the Corporation, Elevate Entertainment Inc., a Delaware corporation (“Parent”), and Elevate Acquisition Corporation, a Delaware corporation (“Merger Sub”), and (ii) each of the Tender and Support Agreements entered into in connection with the Merger Agreement by and among Parent, Merger Sub and the Corporation’s shareholders party thereto.

2.All other provisions of the Amended and Restated Bylaws of the Corporation remain unchanged and are in full force and effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 12th day of February, 2020.

/s/ Paul L. Dailey_______________

Paul L. Dailey

Secretary